Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM DELIVERS RECORD QUARTER AS GROWTH TRAJECTORY CONTINUES

Results reflect 17.5% year-over-year revenue growth, with improved profitability KPIs

Company strengthens strategic partnerships to support future demand for accelerated computing and artificial intelligent agents (agentic AI)

Tel Aviv, Israel, May 14, 2025 – RADCOM Ltd (NASDAQ: RDCM) announced today its financial results for the first quarter of 2025.

First Quarter 2025 Financial Highlights:

●	Total revenues for the first quarter were $16.6 million, compared to $14.1 million in the first quarter of 2024, or 17.5% year-over-year growth.

●	GAAP operating income for the period was $1.5 million, or 9% of revenue, compared to an operating loss of $0.3 million for the first quarter of 2024.

●	Non-GAAP operating income for the period was $3.1 million, or 19% of revenue, compared to non-GAAP operating income of $1.7 million, or 12% of revenue, for the first quarter of 2024.

●	GAAP net income for the first quarter was $2.4 million, or $0.15 per diluted share, compared to GAAP net income of $0.8 million, or $0.05 per diluted share, for the first quarter of 2024.

●	Non-GAAP net income for the period was $4.1 million, or $0.25 per diluted share, compared to non-GAAP net income of $2.8 million, or $0.18 per diluted share, for the first quarter of 2024.

●	$4.4 million of positive cash flow. As of March 31, 2025, the company had cash and cash equivalents, short-term bank deposits of $99.1 million, and no debt, ending the first quarter with its highest ever cash levels.

●	Raising full-year 2025 revenue growth outlook from 12%-15% year-over-year to 15%-18% year-over-year, with a midpoint of $71.1 million – representing a 16.5% increase compared to 2024.

Management Comments:

“The exceptional financial performance in the first quarter of 2025 builds on our record-breaking results from 2024. We are on track to deliver a sixth consecutive year of growth, driven by our outstanding team. This quarter we achieved record company revenue once again, and thanks to our operational excellence and disciplined expense management, we increased operating margins by more than 6.5% year-over-year,” said Benny Eppstein, Chief Executive Officer of RADCOM.

“Our record results and continued momentum underscore the strength of our technology and position us well to navigate the market ahead. We are also expanding strategic partnerships that open new sales opportunities. Given the successful quarter, we are confident in raising our full-year 2025 revenue growth outlook from 12%-15% year-over-year to 15%-18% year-over-year, with a midpoint of $71.1 million - representing a 16.5% increase compared to 2024.”

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Recent Developments

●	RADCOM announced recently the renewal and expansion of a multi-year, eight figures contract with a tier-one customer in North America underscoring the continued confidence in its best-in-class solution.

●	The company also announced partnerships in the first quarter with Nvidia and ServiceNow to further advance real-time customer-level insights and enhance cross-domain automated business processes.

●	Last week ServiceNow unveiled the inclusion of RADCOM among the first vendors, and the first assurance vendor, to offer its AI Agent Fabric integration for seamless wall-to-wall workflows. The solution delivers new levels of agent-to-agent and multi-model communication and collaboration.

●	The emergence of artificial intelligent agents (agentic AI) is driving the next-level of intelligent automation, enabling the orchestration of multiple AI agents to autonomously manage complex, cross-domain workflows across customer care, service management and service assurance. RADCOM’s collaboration with ServiceNow is focused on developing integrated customer experience driven workflows, leveraging advanced automation and AI technologies.

●	Collaborating with Nvidia, RADCOM is developing an unparalleled high-capacity data capture and user analytics solution to provide AI-powered business processes with essential real-time customer and service level insights. The company has launched a design-partner program and is planning to move into lab-testing phase with selected customers.

Earnings conference call and webcast

RADCOM’s management will hold an interactive conference call on May 14, 2025 at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the results and answer participants’ questions.

Live webcast: A live webcast of the presentation will be available at https://Veidan.activetrail.biz/radcomq1-2025. The webcast will be archived for 90 days following the live presentation.

●	Joining the interactive call: Please dial in approximately five minutes before the call is scheduled to begin.

●	From the US (toll-free): +1-866-652-8972

●	From other locations: +972-3-918-0644

A conference call replay will be available a few hours after the call on RADCOM’s investor relations webpage at https://radcom.com/investor-relations.

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For all investor inquiries, please contact:

Investor Relations:
Miri Segal
MS-IR LLC
msegal@ms-ir.com

Company Contact:
Hadar Rahav
CFO
+972-77-7745062
Hadar.Rahav@radcom.com

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About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability—from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks. Through powerful, data-driven analytics, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) related to acquisitions, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2025 revenue guidance and growth, its momentum and the path ahead, development of strategic partnerships and expected benefits from collaboration as well as the success of new technologies to, among other things, enhance automation, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

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RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2025	2024
Revenues	$16,591	$14,123
Cost of revenues	4,092	3,751
Gross profit	12,499	10,372
Research and development, gross	4,749	4,593
Less - royalty-bearing participation	25	209
Research and development, net	4,724	4,384
Sales and marketing	4,864	4,285
General and administrative	1,449	2,013
Total operating expenses	11,037	10,682
Operating income (loss)	1,462	(310)
Financial income, net	1,120	1,105
Income before taxes on income	2,582	795
Taxes on income	(142)	(33)

Net income	$2,440	$762

Basic and diluted net income per ordinary share	$0.15	$0.05
Weighted average number of ordinary shares used in computing basic net income per ordinary share	16,013,218	15,427,514
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	16,660,105	15,866,910

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RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2025		2024
GAAP gross profit	$12,499		$10,372
Stock-based compensation	99		84
Amortization of intangible assets	55		56
Non-GAAP gross profit	$12,653		$10,512

GAAP research and development, net	$4,724		$4,384
Stock-based compensation	459		537
Non-GAAP research and development, net	$4,265		$3,847

GAAP sales and marketing	$4,864		$4,285
Stock-based compensation	622		504
Amortization of intangible assets	29		29
Non-GAAP sales and marketing	$4,213		$3,752

GAAP general and administrative	$1,449		$2,013
Stock-based compensation	420		839
Non-GAAP general and administrative	$1,029		$1,174

GAAP total operating expenses	$11,037		$10,682
Stock-based compensation	1,501		1,880
Amortization of intangible assets	29		29
Non-GAAP total operating expenses	$9,507		$8,773

GAAP operating income (loss)	$1,462		$(310)
Stock-based compensation	1,600		1,964
Amortization of intangible assets	84		85
Non-GAAP operating income	$3,146		$1,739

GAAP income before taxes on income	$2,582		$795
Stock-based compensation	1,600		1,964
Amortization of intangible assets	84		85
Financial expenses	6		37
Non-GAAP income before taxes on income	$4,272		$2,881

GAAP net income	$2,440		$762
Stock-based compensation	1,600		1,964
Amortization of intangible assets	84		85
Financial expenses	6		37
Non-GAAP net income	$4,130		$2,848

GAAP net income per diluted share	$0.15		$0.05
Stock-based compensation	0.09		0.12
Amortization of intangible assets	0.01		0.01
Financial expenses	(*	)	(*	)
Non-GAAP net income per diluted share	$0.25		$0.18

Weighted average number of shares used to compute diluted net income per share	16,660,105		15,866,910

(*)	Less than $ 0.01

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RADCOM LTD.

Consolidated Balance Sheets

(Unaudited)

(thousands of U.S. dollars)

	As of March 31, 2025	As of December 31, 2024
Current Assets
Cash and cash equivalents	$8,032	$19,243
Short-term bank deposits	91,046	75,429
Trade receivables, net	17,962	19,038
Inventories	2,726	1,667
Other accounts receivable and prepaid expenses	2,160	1,819
Total Current Assets	121,926	117,196

Non-Current Assets
Severance pay fund	2,943	2,985
Other long-term assets	3,232	3,484
Property and equipment, net	855	879
Operating lease right-of-use assets	3,546	3,421
Goodwill and intangible assets, net	2,525	2,609
Total Non-Current Assets	13,101	13,378

Total Assets	$135,027	$130,574

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$3,367	$2,457
Deferred revenues and advances from customers	8,403	6,848
Employee and payroll accruals	5,335	7,175
Operating lease liabilities	1,028	966
Other liabilities and accrued expenses	10,240	10,463
Total Current Liabilities	28,373	27,909

Non-Current Liabilities
Accrued severance pay	3,821	3,868
Operating lease liabilities	2,468	2,438
Other liabilities and accrued expenses	665	683
Total Non-Current Liabilities	6,954	6,989

Total Liabilities	$35,327	$34,898

Shareholders’ Equity
Share capital	$778	$769
Additional paid-in capital	162,353	160,761
Accumulated other comprehensive loss	(2,927)	(2,910)
Accumulated deficit	(60,504)	(62,944)

Total Shareholders’ Equity	99,700	95,676
Total Liabilities and Shareholders’ Equity	$135,027	$130,574

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